Exhibit 99.24

CONSENT OF SRK (UK) LIMITED

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “An Independent Technical Report on the Tarkwa gold mine, Ghana,” dated July 1, 2004 (the “Tarkwa Report”); (2) the technical report entitled “An Independent Technical Report on the Damang gold mine, Ghana,” dated July 1, 2004 (the “Damang Report”),and (3) the annual information form of the Corporation dated March 31, 2009, which includes reference to our name in connection with information relating to the Tarkwa Report and the Damang Report and the properties described therein.

Date: March 31, 2009

SRK CONSULTING (UK) LIMITED

/s/ Iestyn Humphreys
By:	Dr Iestyn Humphreys
Title:	Director